News Release

For immediate release

Gildan Activewear Announces First Quarter Results at Top End of Prior Guidance Range and Reconfirms Guidance for Full Fiscal Year

Montréal, Wednesday, February 5, 2014 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for its first fiscal quarter ended December 29, 2013. Adjusted net earnings of U.S. $0.35 per share were a record for the first quarter of a fiscal year, which is seasonally the lowest sales quarter for T-shirts in the fiscal year, and at the top end of the guidance range which the Company had provided on November 21, 2013. The Company also reconfirmed its prior guidance for the full 2014 fiscal year for EPS, sales revenues, capital expenditures and free cash flows. In addition, the Company provided sales and EPS guidance for its second fiscal quarter.

First Quarter Results

Net earnings were U.S. $41.7 million or U.S. $0.34 per share on a diluted basis for the first fiscal quarter ended December 29, 2013, compared with net earnings of U.S. $35.3 million or U.S. $0.29 per share for the first quarter of fiscal 2013. Before reflecting restructuring and acquisition-related costs in both years, adjusted net earnings for the first quarter of fiscal 2014 were U.S. $43.3 million or U.S. $0.35 per share, up 10.7% and 9.4%, respectively compared to adjusted net earnings of U.S. $39.1 million or U.S. $0.32 per share in the first quarter of the previous year.

The growth in earnings and EPS in the first quarter compared to last year was primarily due to growth in sales revenues in both of the Company’s operating segments, partially offset by higher selling, general and administrative expenses. Net sales in the first quarter amounted to U.S. $451.4 million, up 7.3% from U.S. $420.8 million in the first quarter of fiscal 2013. The Company had projected net sales for the quarter of approximately U.S. $450 million.

Net sales for the Printwear segment amounted to U.S. $261.8 million, up 7.4% from U.S. $243.7 million in the first quarter of fiscal 2013. Unit sales volumes increased by 5.9% from the first quarter of last year, including a 31.2% increase in international sales volumes. The positive impact on net sales of higher unit sales volumes and more favourable activewear product-mix was partially offset by lower net selling prices compared to the first quarter of last year. The increase in

Printwear sales volumes was realized in spite of increased seasonal destocking by wholesale distributors. Distributor inventory levels at the end of the first quarter continued to be in good balance relative to projected industry demand.

Net sales for Branded Apparel were U.S. $189.6 million, up 7.1% from U.S. $177.0 million in the first quarter of last year. The growth in sales for the Branded Apparel segment was primarily due to continuing strong consumer demand for Gildan® branded underwear and continuing market penetration by Gold Toe® brand socks. The growth in sales of branded programs was partially offset by the impact of lower sales of private label programs and lower sales to global lifestyle brands. Overall retail market conditions continued to be weak in the holiday season.

Consolidated gross margins in the first quarter were 26.4% compared to 26.8% in the first quarter of last year. The impact of lower Printwear net selling prices was partially offset by more favourable Printwear product-mix and slightly lower cotton costs.

SG&A expenses in the first quarter were U.S. $72.8 million, compared with U.S. $69.4 million in the first quarter of last year. The increase in SG&A expenses continued to reflect increased marketing and advertising expenses. As a percentage of sales, SG&A expenses declined to 16.1% from 16.5% a year ago.

Results for the first quarter of fiscal 2014 were also impacted by lower financial expenses and higher income taxes. The effective income tax rate in the first quarter, excluding the impact of restructuring and acquisition-related costs, was approximately 5.7% compared with 4.4% in the first quarter of fiscal 2013. The increase in the income tax rate was primarily due to the improved operating income for Branded Apparel.

In the first quarter, the Printwear segment reported operating income of U.S. $48.3 million, up 5.2% from U.S. $45.9 million in the first quarter of fiscal 2013. The Branded Apparel segment reported quarterly operating income of U.S. $21.9 million, up 11.7% from U.S. $19.6 million in the first quarter of fiscal 2013. The improved results for both operating segments were due to the growth in sales revenues in the first quarter and increased volume leverage on SG&A expenses in Branded Apparel.

During the first quarter of fiscal 2014, the Company utilized free cash flow of U.S. $68.5 million to finance the seasonal increase in inventories to service anticipated demand and capital expenditures of U.S. $58.1 million. The Company ended the first quarter with cash and cash equivalents of U.S. $79.1 million and outstanding bank indebtedness of U.S. $64.0 million.

Outlook

The Company has re-iterated its guidance for the full fiscal year which it initiated on November 21, 2013. The main elements of the Company’s financial guidance for fiscal 2014 continue to be:
– Consolidated net sales revenues of approximately U.S. $2.35 billion
– Sales revenues for Printwear slightly in excess of U.S. $1.5 billion

– Sales revenues for Branded Apparel in excess of U.S. $825 million
– Adjusted EPS in the range of U.S. $3.00-$3.10, up 11.5%-15.2% compared to fiscal 2013
– Capital expenditures of U.S. $300-$350 million primarily for yarn-spinning, as well as expenditures for the continuing ramp-up of Rio Nance I, the initial investment in a new textile manufacturing facility, the reconfiguration and upgrading of the equipment at the former Anvil manufacturing facility in Honduras, a new sewing facility in the Dominican Republic, further investments in energy saving projects, and the new distribution centre in Honduras
– Free cash flow of U.S. $50-$100 million

The Company is assuming higher cotton costs than previously projected in the second half of the fiscal year, due to the recent rise in cotton futures prices, as well as further inflationary cost increases. However, these factors are forecast to be offset by slightly higher net selling prices. The Company’s guidance continues to assume no material change in the current economic environment, including the continuation of current soft retail market conditions.

The Company continues to expect that the selection of the site for its new large-scale textile facility in Central America will be finalized before the end of the second fiscal quarter. The new ring-spun yarn-spinning facility being constructed in Salisbury, N.C. is expected to begin its production ramp-up in the second fiscal quarter.

The Company is also today initiating its guidance for the second fiscal quarter. Adjusted EPS for the second quarter is projected at U.S. $0.61-$0.64, up 3.4%-8.5% from the second quarter of last year, on projected net sales revenues in excess of U.S. $550 million, up in excess of 5% from last year. Cotton costs in the second quarter will be comparable to the first quarter but higher than the second quarter of fiscal 2013. Gross margins in the second and third quarters are also expected to be negatively impacted by short-term costs being incurred to further improve the efficiency and product capabilities of certain manufacturing operations. The projected results for the second fiscal quarter are in line with the Company’s full year guidance provided in November of 2013. The Company’s full year guidance assumes that quarterly EPS will increase sequentially in successive quarters during the balance of the fiscal year.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.108 per share, payable on March 17, 2014 to shareholders of record on February 20, 2014. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of January 31, 2014, there were 121,955,968 common shares issued and outstanding along with 1,199,216 stock options and 722,319 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or otherwise indicated)	Q1 2014	Q1 2013
Net sales	451.4	420.8
Gross profit	119.2	112.6
SG&A expenses	72.8	69.4
Operating income	44.4	37.9
EBITDA(1)	68.0	62.0
Net earnings	41.7	35.3
Adjusted net earnings(1)	43.3	39.1

Diluted EPS	0.34	0.29
Adjusted diluted EPS(1)	0.35	0.32

Gross margin	26.4%	26.8%
SG&A expenses as a percentage of sales	16.1%	16.5%
Operating margin	9.8%	9.0%

Cash flows (used in) from operations	(11.3)	45.4
Free cash flow(1)	(68.5)	21.3

	December 29,	September 29,
As at	2013	2013
Inventories	688.3	595.8
Trade accounts receivable	226.4	255.0
(Cash in excess of total indebtedness) net indebtedness(1)	(15.1)	(97.4)
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

(in US$ millions)	Q1 2014	Q1 2013

Segmented net sales:
Printwear	261.8	243.8
Branded Apparel	189.6	177.0
Total net sales	451.4	420.8

Segment operating income:
Printwear	48.3	45.9
Branded Apparel	21.9	19.6
Total segment operating income	70.2	65.5
Corporate and other(1)	(25.8)	(27.6)
Total operating income	44.4	37.9
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results and business outlook today at 5:00 PM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 36454491, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 7:30 PM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 36454491#, until Friday, March 7, 2014 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s 2014 First Quarter Management’s Discussion and Analysis dated February 5, 2014 and its unaudited condensed interim consolidated financial statements for the three months ended December 29, 2013 (available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, socks and underwear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour®, Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, where Gildan® is the industry-leading brand, and the Company is increasing its penetration in international printwear markets. The Company is also one of the largest suppliers of branded athletic, casual and dress socks for a broad spectrum of retailers in the U.S. The Company is also developing Gildan® as a consumer brand for underwear and activewear.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin to efficiently service the replenishment needs of its customers in the printwear and retail markets. Gildan has over 34,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, free cash flow, the economic environment, inflation and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2013 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

• our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness). These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs as well as the equity earnings in investment in joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q1 2014	Q1 2013
Net earnings	41.7	35.3
Restructuring and acquisition-related costs	2.0	5.3
Depreciation and amortization	21.6	18.8
Financial expenses, net	0.5	2.3
Income tax expense	2.2	0.3
EBITDA	68.0	62.0
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q1 2014	Q1 2013
Net earnings	41.7	35.3
Adjustments for:
Restructuring and acquisition-related costs	2.0	5.3
Income tax recovery on restructuring and acquisition-related costs	(0.4)	(1.5)
Adjusted net earnings	43.3	39.1
Basic EPS	0.34	0.29
Diluted EPS	0.34	0.29
Adjusted diluted EPS	0.35	0.32
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q1 2014	Q1 2013
Cash flows (used in) from operating activities	(11.3)	45.4
Cash flows used in investing activities	(57.2)	(26.6)
Adjustment for:
Business acquisition	-	2.5
Free cash flow	(68.5)	21.3
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and Net indebtedness / (Cash in excess of total indebtedness)

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

	December 29,	September 29,
(in U.S.$ millions)	2013	2013
Long-term debt and total indebtedness	64.0	-
Cash and cash equivalents	(79.1)	(97.4)
(Cash in excess of total indebtedness) net indebtedness	(15.1)	(97.4)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Stéphanie Gaucher, Manager, Corporate Communications Tel: (514) 343-8811 Email: sgaucher@gildan.com